Exhibit 7

Computation of Ratios for Fiscal Year ended December 31, 2014, 2015 and 2016

	2014	2015	2016
	CNY’000	CNY’000	CNY’000
	(Restated)	(Restated)
Current assets (a)	63,150	57,580	36,242
Current liabilities (b)	37,827	123,889	76,296
Current ratio (c=a/b)	1.67	0.46	0.48
Working capital (d=a-b)	25,323	(66,309)	(40,054)
Total interest-bearing debt (i)	—	—	—
Total shareholders’ equity (j)	23,240	(17,799)	13,195
Total capital (k=i+j)	23,240	(17,799)	13,195